Mail Stop 3628

September 1, 2009

<u>**Via U.S. Mail**</u>

Robert K. Kretzman, Esq.
Executive Vice President
Revlon, Inc.
237 Park Avenue
New York, New York 10017

Mr. Barry F. Schwartz
Executive Vice Chairman
MacAndrews & Forbes Holdings Inc.
35 East 62nd Street
New York, New York 10065

>   Re: **Revlon, Inc.**
>   **Amendment No. 3 to Schedule TO-I/13E-3**
>   **Filed on August 27, 2009**
>   **File No. 005-49483**
>
>   **Amendment No. 3 to Schedule 13E-3**
>   **Filed by MacAndrews & Forbes Holdings Inc. and Ronald O. Perelman**
>   **Filed on August 27, 2009**
>   **File No. 005-49483**

Dear Mr. Kretzman and Mr. Schwartz:

    We have reviewed your amended filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. For purposes of this comment letter, we refer to the pagination in a marked courtesy copy of your document that was provided to us by counsel.

General

1.   We note your response to comment 12 of our prior letter. Please disclose the necessity of having the company issue to MacAndrews & Forbes one share of Class A Common Stock for each share of Class A Common Stock tendered for exchange.

Position of Revlon as to the Fairness of the Exchange Offer, page 39

2.   We note your response to comment 34 of our prior letter. Please clarify your disclosure in the third bullet point on page 39. Specifically, elaborate on the prospects of your business under the circumstances described, as considered by your board of directors.

3.   Disclosure on page 42 indicates that the Revlon board of directors did not evaluate the substantive fairness of the Exchange Offer. Item 1014(a) of Regulation M-A requires disclosure of the subject company's reasonable belief as to the fairness of the transaction to unaffiliated security holders. Please provide us with a brief analysis explaining the legal basis upon which Revlon relied to issue a qualified fairness determination. See Instruction 1 to Item 1014 and Q&A No. 21 in Exchange Act Release 17719 (April 13, 1981).

Position of the MacAndrews & Forbes Participants as to the Fairness…., page 42

4.   We note the fifth bullet point on page 43. Please disclose the basis for the MacAndrews & Forbes Participants' belief that the terms of the transaction, by themselves, demonstrate financial fairness. Please also disclose the alternative transactions to which the participants compared the Exchange Offer.

5.   We note your response to comment 44 of our prior letter. Your revised disclosure does not explain why Revlon's status as a viable going concern precludes the consideration of net book value or liquidation value of Revlon.

6.   We note the disclosure in the second full paragraph on page 46. This disclosure states that the MacAndrews & Forbes participants did not consider as a negative factor the limited participation in future earnings or revenue growth of the company, given the financial terms of the Series A Preferred Stock. Please disclose how those financial terms, standing by themselves, preclude consideration of the value of relinquished future participation in earnings and/or growth of the company. Please also disclose in this paragraph what consideration, if any, the participants gave to the contingent nature of the dividend payments on the Series A Preferred Stock.

7.   Disclosure on page 42 indicates that the MacAndrews & Forbes Participants are not taking a position as to the substantive fairness of the Exchange Offer to Revlon's unaffiliated stockholders who do not tender their shares. Item 1014(a) of Regulation M-A requires disclosure of the participants' reasonable belief as to the fairness of the transaction to unaffiliated security holders. Please provide us with a brief analysis explaining the legal basis upon which MacAndrews &

Forbes relied to issue a qualified fairness determination. See Instruction 1 to Item 1014 and Q&A No. 21 in Exchange Act Release 17719 (April 13, 1981).

Preliminary Draft Report of Special Committee's Financial Advisor, page 48

8.   We note your response to comment 46 of our prior letter. Disclose why Barclays Capital was unable to provide a fairness position with respect to the April 13 proposal. Your disclosure indicates that the terms of the Exchange Offer are substantially similar to those of the April 13 proposal.

Report of MacAndrews & Forbes' Financial Advisor

Miscellaneous, page 60

9.   Please revise to quantify the fees paid by MacAndrews & Forbes to Broadpoint Gleacher for investment banking and financial services within the past two years. See Item 1015(b)(4)(ii) of Regulation M-A.

Withdrawal Rights, page 85

10.   We note your response to comment 50 of our prior letter. Your offering document continues to omit the disclosure required by Item 1004(a)(1)(vi) of Regulation M-A and Rule 13e-4(f)(2)(ii). Security holders may withdraw securities tendered in the offer, if not yet accepted for payment, after the expiration of forty business days from commencement. Revise your disclosure accordingly.

Transactions in Revlon Common Stock

MacAndrews & Forbes and Affiliates, page 110

11.   We note your response to comment 5 of our prior letter. Disclose the range of prices paid in prior stock purchases on a quarterly basis. See Item 1002(f) of Regulation M-A.

*   *   *   *   *

Please promptly amend your filings in response to these comments. You should provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact me at (202) 551-3503 if you have any questions regarding our comments, or, if you require further assistance, you may call Daniel F. Duchovny, Special Counsel, at (202) 551- 3619.

Sincerely,

David L. Orlic
Attorney-Advisor
Office of Mergers and Acquisitions

cc: Franklin M. Gittes, Esq. and Alan C. Myers, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP
        Via facsimile: (917) 777-3780

        Adam O. Emmerich, Esq. and Trevor S. Norwitz, Esq.
        Wachtell, Lipton, Rosen & Katz
        Via facsimile: (212) 403-2333